

June 26, 2013

Via E-mail
Gail Makode
Senior Vice President, General Counsel and Secretary
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

> **Re: Integrated Electrical Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 12, 2013**
> **File No. 333-188182**

Dear Ms. Makode:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note that the Form S-3 (333-186786) registering the resale of all of the common stock held by Tontine was declared effective on June 18, 2013. Please revise your disclosure to include any effect that the potential resale by Tontine might have on the transaction, including the value of the consideration received by MISCOR shareholders (based on a decrease in the number of outstanding shares of IES common stock) and the potential limitation of IES' ability to use its NOLs. Please also advise whether Tontine has made any sales pursuant to the Form S-3.

2. We note your response to comment one of our letter dated May 23, 2013 that you believe the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13E-3. Please submit your analysis relating to the applicability of the exemption as part of your next response letter that is filed on EDGAR.

3. Please supplementally provide us with copies of all materials prepared by Stifel, Nicolaus & Company and Western Reserve Partners, LLC and shared with the IES and MISCOR boards and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards' decisions to approve the transaction agreement.

4. Please disclose on the cover page, based on the collar, the range of shares that may be issued based on the VWAP collar using the trading price as of the most recent practicable date. Please also disclose here, and elsewhere as appropriate, that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest

practicable date, given that the actual value and number of shares will not be determined until the fifteenth business day prior to the closing date.

5. We note that you continue to include an incorporation by reference section both under "Additional Information" and on page 233. As noted in comment 76 of our letter dated May 23, 2013, it does not appear that either IES or MISCOR is eligible to incorporate by reference as permitted by General Instructions B and C to Form S-4. Please delete the incorporation by reference sections or, in the alternative, please tell us why these sections are appropriate.

6. We note your response to prior comments three, four and 42 of our letter dated May 23, 2013. Your responses suggest that because you believe the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13e-3, these comments are no longer applicable. Please note that Item 4(b) of Form S-4 requires that you provide the information required by Item 1015(b) of Regulation M-A for any report, opinion or appraisal materially relating to the transaction that has been received from an outside party and that is referred to in the prospectus, and that this requirement applies even if Rule 13e-3 is not applicable to the transaction. We note, as one example, the financial analysis prepared by Periculum and reviewed by the IES board that is discussed in the "Background to the Merger" section. For each such report referenced in this section, please provide the information required by Item 1015(b) of Regulation M-A or tell us why you believe such disclosure is not required.

7. We note your response to comment five of our letter dated May 23, 2013. Please note that the internal financial projections and forecasts prepared by IES and MISCOR and provided to the financial advisors and relied on by such advisors to render their fairness opinions must be disclosed in the Form S-4, regardless of the application of Rule 13e-3 to the transaction. Please also provide us supplementally with the internal financial analyses, projections and forecasts.

Questions and Answers about the Merger and the Special Meetings, page 1

8. Please specify how MISCOR shareholders will elect the form of consideration they wish to receive, including when they will receive a form of election and the minimum number of business days that MISCOR shareholders will have from the time that you mail the election form to make their election. Please also file a copy of the election form as an exhibit to the registration statement.

Summary, page 9

General

9. Please clarify here, and elsewhere as appropriate, that MISCOR does not have any right to terminate the transaction if the IES share price falls to a value such that MISCOR shareholders could receive IES shares valued at less than $1.415, which is the minimum cash consideration per share to be paid to MISCOR shareholders electing to receive cash.

Merger Consideration, page 11

10. Please provide illustrative disclosure, in tabular format or other clearly understandable presentation, showing the value of the IES shares that MISCOR shareholders would receive based on the top and bottom of the VWAP Collar as well as on a reasonable range of prices of IES common stock as well as the trading price as of the most recent practicable date. In this regard, please consider the volatility in the market price of IES common stock, including, that the shares are currently trading at the low end of the collar and that prior to January 2013 the share price traded below the low end of the collar.

Opinion of MISCOR's Financial Advisor, page 16

11. We note your revisions in response to comment 24 of our letter dated May 23, 2013, and in particular that MISCOR and Western Reserve provided an opinion only on the minimum Cash Consideration because it was expected that the minimum Cash Consideration amount would be the lowest amount that MISCOR shareholders would receive. Please advise how the MISCOR board and Western Reserve determined that this was the minimum that could be received given that it appears that the Stock Consideration could be lower than this amount depending on the trading price of the stock as of the date the consideration amount is determined.

Interests of Directors, Executive Officers and Affiliates of MISCOR in the Merger, page 18

12. We note your revised disclosure stating that IES does not anticipate entering into agreements with any of MISCOR's executive officers. At the same time, the disclosure says that it is anticipated that all members of MISCOR's management team will continue with the surviving corporation and that IES will be assuming Mr. Moore's employment agreement. Please reconcile these statements. We note similar disclosure on page 51. In addition, with respect to any MISCOR executive officer or director who will serve as an executive officer or director of the acquiring company, please include the information required by Item 18(a)(7) of Form S-4.

Tax Treatment of the Merger, page 24

13. As noted in prior comments 31 and 32, because the condition that a tax opinion be provided at closing is "waivable," the executed tax opinions must be filed prior to effectiveness and must provide a firm conclusion regarding the material federal tax consequences to investors. We note that the disclosure in this section states that the transaction "has been structured to be tax-free," but does not provide an opinion as to whether the merger qualifies as a tax-free reorganization. Similarly, the disclosure in the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" should be revised to state that it is the opinion of counsel and must set forth a firm conclusion as to whether the merger qualifies as a tax-free reorganization and should address the tax consequences that investors can reasonably expect

as a result of such qualification. Please also advise whether you will be filing a short or long-form tax opinion. See Staff Legal Bulletin No. 19 (2011).

Background of the Merger, page 26

14.   Please disclose when, and why, the MISCOR Board instructed Western Reserve to prepare its opinion to opine only on the Cash Consideration to be received by MISCOR shareholders.

15.   Please disclose the specific benefits discussed at the May 3, 2012 meeting between Messrs. Lindstrom, Gendell and Luke and the MISCOR management.

16.   Please disclose the significance of the press release discussed in the May 24, 2012 conference call. Please explain why MISCOR wanted to jointly issue the press release as well as IES' reasons for not wanting to issue a press release.

17.   Please disclose the positions of each of the parties that led to the lack of agreement on the amount of the termination fee and the structure and amount of consideration for the transaction at the July 19, 2012 meeting.

18.   Please discuss the "significant developments" in the MISCOR stock price discussed at the July 21, 2012 MISCOR board meeting as well as how these developments impacted the "final offer" proposed by the MISCOR board.

19.   Please disclose the specific "wide range of investment opportunities" and the "non-acquisition related strategies" and "investment criteria for potential acquisitions" considered by the IES board at the December 6, 2012 and February 5, 2013 meetings.

20.   Please disclose why the items listed on page 41 were risks of the potential transaction, including the significance of (1) MISCOR's customer concentration with Union Pacific, Inc. and CSX, Inc., (2) MISCOR's competition among large original equipment manufacturers in its rail service segment, and (3) the below average peer financial performance in MIDCOR's industrial services segment.

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger, page 43

21.   Please address what consideration, if any, the MISCOR board gave to the fact that the merger agreement does not provide termination or walk-away rights in the event that IES' common stock is trading at a price such on the date the merger consideration is approved such that MISCOR shareholders electing stock consideration may receive less than the minimum cash consideration amount.

Opinion of IES' Financial Adviser, page 53

Financial Analysis Related to IES, page 59

22.   Please revise your disclosure to explain the significance of the Selected Company Analysis and the Discounted Cash Flow Analysis of IES, including how these analyses were used to determine the fairness of the consideration to be paid by IES to MISCOR shareholders.

Golden Parachute Compensation, page 74

23.   We note your disclosure on page 74 that under Michael Moore's employment agreement, MISCOR is not required to compensate Mr. Moore and that the merger does not trigger any compensation or benefits for Mr. Moore. Similarly, we note your disclosure that Mr. Valentin does not have an employment agreement, and that "none of the MISCOR named executive officers is expected to receive any severance payment or benefits." However, we note that the table on page 75 includes severance payments expected to be paid to Mr. Moore, as well as other benefits such as continuing participation in employee benefits plans. We note that the table required by Item 402(t) of Regulation S-K should include only compensation that is based on or otherwise related to the merger. See Instruction 1 to Item 402(t). In addition, we note that you have labeled some payments as "single-trigger," but you define this as payments that result from termination without cause and are not conditioned on the occurrence of a change-in-control. As defined by Instruction 5 to Item 402(t), single-trigger indicates payments that are triggered by a change-in-control but are not conditioned upon resignation or termination. Please revise your disclosure in this section accordingly.

Results of Operations for the Three Months and Six Months Ended March 31, 2013 and March 31, 2012, page 163

24.   You disclose on page F-145 that Acro Energy Technologies, Inc. filed for Chapter 7 bankruptcy. Please amend your filing to discuss this matter and whether the bankruptcy impacts any of the assets you purchased days before the Company filed for bankruptcy.

Residential, page 167

25.   Based on your disclosure it appears that gross profit was negatively impacted by increased labor costs and a decline in gross margin from the solar division. Please amend your filing to quantify the impact of each contributing factor so that an investor can separately assess the materiality of each factor.

26.   Please provide us with a detailed explanation of the delay in third party financing from individual solar installation contracts, including the underlying reasons and the impact to your business.

Index to Financial Statements, page F-1

27.   Please provide a note explaining how your inclusion of financial statements for Lonestar Renewable Technologies Corp. for the years ended December 31, 2012 and 2011, meets the Rule 3-05 requirements for the Acro Group, which includes Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp. For example, it is not clear whether the operations of Residential Renewable Technologies are included in the consolidated financial statements of Lonestar Renewable Technologies.

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page F-15

Acro, page F-19

28.   Please revise your description of adjustment (g) to clarify, if true, that the $1,313 is the amount of direct, incremental costs of the two transactions reflected in the historical financial statements.

29.   We note your response to comment 85 in your letter dated June 12, 2013. While we understand you did not retain certain Acro employees that performed administrative and management services functions, those functions are reflected in the historical financial statements and appear to have been a necessary part of the operation of the historical business. The impact on the historical operating results of eliminating these functions would appear to be too uncertain to be considered factual. Further, according to your response, these functions will be provided in the future by IES employees and your expectation of the continuing cost of these administrative and management services functions would appear to contain some assumptions and estimates that are not purely factual. Please remove these adjusting entries. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Annex B – Opinion of Stifel

30.   We note your response to comment 77 of our letter dated May 23, 2013. We continue to believe that the disclaimer as to the assumption of responsibility with respect to the forecasts and projections that are required to be included in the document is inappropriate. As noted previously, we do not object to the qualifying language concerning Stifel's reliance upon, without independent verification, the financial information provided to Stifel, but the disclaimer cannot extend to disclaimer of responsibility for disclosure in the document. Please revise accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: G. Michael O'Leary, Esq. (*via E-mail*)
        Andrews Kurth LLP